Exhibit 99.1

Perion Appoints Shai Alfandary as General Manager, Advertising Cloud Platform

Enterprise Software Visionary to Lead Perion Efforts Productized Synchronized Digital
Branding Solution

Tel Aviv, Israel & NEW YORK – January 30, 2020 – Perion Network Ltd. (NASDAQ: PERI), a global technology company that delivers its Synchronized Digital Branding solution across the three main pillars of digital advertising - ad search, social media and display / video advertising – today announced that Shai Alfandary has been appointed General Manager of Perion’s Advertising Cloud Platform.

Mr. Alfandary brings two decades of enterprise software leadership to Perion, where he will be tasked with bringing to market a cross-channel, digital advertising cloud platform that is innovative, AI-powered and operational, helping brands effectively connect with consumers in the most impactful and engaging way.  In this capacity, Mr. Alfandary will be reporting directly to Perion’s Chief Executive Officer.

Alfandary joins Perion from Marketo, the leading Marketing Automation Platform, where, as a senior executive, he led the company’s business development and ISV platform business and was a driving force in the company’s successful transition from private equity ownership to its acquisition by Adobe. Previously, he was the Chief Executive Officer of RingLead, a data quality management platform; earlier in his career, he worked at Salesforce, where he drove product strategy and business development, helping define the category of enterprise social networking and driving growth and acceleration for the AppExchange. Shai holds an MBA from the University of California at Berkeley.

“Ad fragmentation is facing a difficult time as consumers are getting overwhelmed by disconnected messaging. Ongoing investments in bringing to market a cross-channel advertising cloud platform continue to advance, as agencies and brands increasingly recognize the value of our synchronized digital branding solution.” said Doron Gerstel, CEO of Perion. “This key hire will enable us to accelerate the launch of this new offering later this year, ultimately catalyzing future growth.”

“Perion is revolutionizing the digital advertising space, moving beyond cookies and clicks to true engagement. Capitalizing on the assets acquired with the Captain Growth acquisition and the continued success of MakeMeReach will foster the introduction of Perion’s Advertising Cloud Platform.   I’m excited for the opportunity to lead such a talented team and bring a truly disruptive product to market,” said Mr. Alfandary.

About Perion Network Ltd.:
Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Forward Looking Statements:
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 19, 2019. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Investor relations
Rami Rozen
+972 (73) 398-1000
investors@perion.com

Source: Perion Network Ltd.